CONSOLIDATED PINE CHANNEL GOLD CORP

CDNX - KPG

921-470 Granville Street
Vancouver, B.C. V6C 1V5
Canada
Head Office: (604) 689-7422
Investor Rel.: (306) 664-3828
Fax: (604) 682-8566
Web: www.pinechannel.com
Email: info@pinechannel.com
Writer's direct line: (604) 689-7422

September 30, 2002

Securities & Exchange Commission
Division of Corporate Finance
450 - Fifth Street, N.W.
Washington, D. C.
U. S. A. 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: **File No. 82-2583**
Consolidated Pine Channel Gold Corp.
Required Filings - Exemption under Rule 12g3-2(b)

We enclose herewith, for your files, copies of documents filed by Consolidated Pine Channel Gold Corp. (the "Company") with the British Columbia Securities Commission, Alberta Securities Commission and/or the Canadian Venture Exchange, as follows:

- The Company's Quarterly Report, including interim financial statements, for the second quarter ended April 30, 2002; and
- Director's certificate of mailing, dated June 28, 2002; and
- The Company's Quarterly Report, including interim financial statements, for the third quarter ended July 31, 2002; and
- Director's certificate of mailing, dated September 30, 2002.

We regret that submission of the Quarterly Report for the second quarter was overlooked.

We trust that you will find this to be in order.

Yours very truly,

CONSOLIDATED PINE CHANNEL GOLD CORP.

T. A. (Drew) Parker
Secretary

dlw 10/10

TAP:bs

Enclosures.

FILE No. 82-2583

BC Form 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: X ____ **Schedule A**
_____ **Schedules B & C**

02 OCT -3 AM 9:09

ISSUER DETAILS:

NAME OF ISSUER CONSOLIDATED PINE CHANNEL GOLD CORP.

ISSUER'S ADDRESS Ste. 921, 470 Granville Street

Vancouver, B.C., V6C 1V5

WEB SITE ADDRESS: www.pinechannel.com EMAIL: info@pinechannel.com

ISSUER TELEPHONE NUMBER (306) 664-3828

CONTACT PERSON T. A. (DREW) PARKER

CONTACT'S POSITION SECRETARY

CONTACT'S TELEPHONE NUMBER (604) 689-7422

FOR QUARTER ENDED JULY 31, 2002

DATE OF REPORT SEPTEMBER 26, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Richard G. Walker"	RICHARD G. WALKER	2002 / 09 /27
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"T. A. Parker"	T. ANDREW PARKER	2002 / 09 27
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

CONSOLIDATED PINE CHANNEL GOLD CORP.

Schedule "A"

Balance Sheet (Prepared without audit, by management)

July 31, 2002 and October 31, 2001

		July 31, 2002		October 31, 2001
ASSETS				
Current				
Cash and cash equivalents	$	87,253	$	6,751
Accounts receivable		1,957		5,693
Marketable securities		6,500		6,500
		95,710		18,944
Capital (note 3)		4,837		4,837
Mineral properties and rights (note 4)		1,753,737		1,755,690
	$	1,854,284	$	1,779,471
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	56,543	$	76,731
Due to a director, non-interest bearing		5,000		5,000
		61,543		81,731
SHAREHOLDERS' EQUITY				
Share Capital (note 5)		11,550,215		11,550,215
Deficit		(9,757,474)		(9,852,475)
		1,792,741		1,697,740
	$	1,854,284	$	1,779,471

Approved by the Directors:

"R. G. Walker" Director

"T. A. Parker" Director

CONSOLIDATED PINE CHANNEL GOLD CORP.

Schedule "A"

Statement of Operations and Deficit (Prepared without audit, by management)
Nine Months Ended July 31, 2002 and 2001 and Third Quarter 2002 and 2001

	Year-to-Date 2002	Year-to-Date 2001	Third Quarter 2002	Third Quarter 2001
Deferred exploration and development costs				
Refer to Schedule of Deferred Exploration Costs	$ 4,000	$ 54,152	$ 3,400	$ -
Administrative costs				
Automobile	-	378	-	-
Bank charges	265	224	229	57
Corporate services	15,503	13,905	5,253	5,503
Filing and listing fees	3,482	4,960	1,365	433
General meeting costs	5,396	6,254	39	26
Income and capital taxes	-	32,679	-	32,679
Insurance	885	-	885	-
Management fees	22,500	20,365	7,500	7,500
Office expense	3,673	6,836	516	2,384
Premises expense	4,507	5,820	1,429	2,085
Printing	-	2,118	-	-
Professional fees	17,833	17,512	11,148	6,742
Shareholder relations	1,225	5,478	350	525
Telecommunications	729	2,834	245	702
Transfer agency costs	2,807	2,594	981	826
Travel	1,557	925	1,557	-
Wages and benefits (shared)	7,265	14,060	1,766	(93)
	87,627	136,942	33,263	59,369
Less interest income	(84)	(1,357)	(60)	(138)
	87,543	135,585	33,203	59,231
Total costs	91,543	189,737	36,603	59,231
Less deferred costs	(4,000)	(54,152)	(3,400)	-
Less cost recoveries	-	(10,900)	-	165
Operating loss for period	87,543	124,685	33,203	59,396
Recovery of mineral property costs abandoned	-	(60,000)	-	-
Write down of marketable securities	-	45,000	-	-
(Recovery of) amounts written off in prior periods (note 6)	(182,538)	20,067	(182,538)	-
Loss (gain) on disposal of securities	-	460	-	-
Loss (gain) - nine months & third quarter	(94,995)	130,212	(149,335)	59,396
Deficit, beginning of period	9,852,469	9,332,205	9,906,809	9,403,021
Deficit, end of nine months	$ 9,757,474	$ 9,462,417	$ 9,757,474	$ 9,462,417
Loss (gain) per share	$ (0.0034)	$ 0.0047	$ (0.0054)	$ 0.0021
Weighted average number of common shares outstanding	27,673,630	27,673,630	27,673,630	27,673,630

CONSOLIDATED PINE CHANNEL GOLD CORP.

Schedule "A"

Statement of Cash Flows (Prepared without audit, by management)

Nine Months Ended July 31, 2002 and 2001 and Third Quarter 2002 and 2001

	Year-to-Date 2002	Year-to-Date 2001	Third Quarter 2002	Third Quarter 2001
Cash flows from (used for) operating activities				
Operations				
Gain (loss) for nine months and third quarter	$ 94,995	$ (130,212)	$ 149,335	$ (59,396)
Items not involving cash				
Recovery of mineral property costs abandoned	-	(60,000)	-	-
Write down of marketable securities	-	45,000	-	-
Loss on disposal of marketable securities	-	460	-	-
	94,995	(144,752)	149,335	(59,396)
Changes in non-cash working capital				
(Increase) decrease in accounts receivable	3,736	69,145	(364)	13,974
(Increase) decrease in prepaids	-	1,633	-	190
Increase (decrease) in accounts payable and accrued liabilities	(20,188)	25,128	(46,134)	32,555
Increase (decrease) in due to a director	-	5,000	(15,000)	5,000
	78,543	(43,846)	87,837	(7,677)
Cash flows from financing activities				
Issue of share capital	-	-	-	-
Cash provided by (used for) investing activities				
Deferred exploration costs	(4,000)	(73,652)	(3,400)	-
Acquisition of mineral property rights for cash	(4,041)	(10,510)	(4,041)	(330)
Proceeds from disposal of marketable securities	-	14,660	-	-
Property payments received	10,000	5,000	5,000	5,000
	1,959	(64,502)	(2,441)	4,670
Increase (decrease) in cash	80,502	(108,348)	85,396	(3,007)
Cash, beginning of period	6,751	110,128	1,857	4,787
Cash, end of nine months	$ 87,253	$ 1,780	$ 87,253	$ 1,780

CONSOLIDATED PINE CHANNEL GOLD CORP.

Schedule of Deferred Exploration Costs
Nine Months Ended July 31, 2002

Property/Project	Balance October 31, 2001	Prospecting Mapping and Sampling	Geophys-ical Surveys	Drilling	Geologists, Analyses & Report Preparation	Mob/Demob Travel, Camps & Accomm.	Overhead & Project Mgmt.	Total Costs For Period	Costs Recovered or Written-off	Balance July 31, 2002
Saskatchewan Diamond Projects	$ 571,299	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 571,299
North Athabasca Project (formerly CBS 8175)	501,225	-	-	-	-	-	-	-	-	501,225
Norite Project claims	112,259	-	-	-	-	-	-	-	-	112,259
Marble Cove Project	7,557	-	-	-	-	-	-	-	-	7,557
Pistol Lake Project	87,970	-	-	-	-	-	-	-	-	87,970
Diane Lake Property	202,215	-	-	-	-	-	-	-	-	202,215
Stanley Mission Property	95,751	-	-	-	-	-	-	-	-	95,751
Saskatchewan Kimberlite	53,075	-	600	-	3,400	-	-	4,000	-	57,075
Expenditures		$ -	$ 600	$ -	$ 3,400	$ -	$ -			
TOTALS	$ 1,631,351							$ 4,000	$ -	$ 1,635,351

Schedule of Deferred Exploration Costs
Three Months Ended July 31, 2002

Property/Project	Balance April 30, 2002	Prospecting Mapping and Sampling	Geophys-ical Surveys	Drilling	Geologists, Analyses & Report Preparation	Mob/Demob Travel, Camps & Accomm.	Overhead & Project Mgmt.	Total Costs For Period	Costs Recovered or Written-off	Balance July 31, 2002
Saskatchewan Diamond Projects	$ 571,299	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 571,299
North Athabasca Project (formerly CBS 8175)	501,225	-	-	-	-	-	-	-	-	501,225
Norite Project claims	112,259	-	-	-	-	-	-	-	-	112,259
Marble Cove Project	7,557	-	-	-	-	-	-	-	-	7,557
Pistol Lake Project	87,970	-	-	-	-	-	-	-	-	87,970
Diane Lake Property	202,215	-	-	-	-	-	-	-	-	202,215
Stanley Mission Property	95,751	-	-	-	-	-	-	-	-	95,751
Saskatchewan Kimberlite	53,675	-	-	-	3,400	-	-	3,400	-	57,075
Expenditures		$ -	$ -	$ -	$ 3,400	$ -	$ -			
TOTALS	$ 1,631,951							$ 3,400	$ -	$ 1,635,351

1. Nature of Operations

The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not determined whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production from the properties or proceeds from disposition.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, such ownership interests are in good standing.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

Joint Venture Operations

These financial statements include the accounts of the Company's proportionate share of the assets, liabilities, revenues and expenses of two unincorporated joint ventures in which it participates (note 8).

Marketable Securities

Marketable securities are valued at the lower of cost or market.

Mineral Properties and Rights

The company follows the accepted accounting practice of capitalizing acquisition, exploration and development costs applicable to properties held. If the properties become productive the costs will be amortized over the anticipated production of the property. If the property is abandoned, the applicable costs will be written off.

2. Significant Accounting Policies (continued)

Depletion of costs capitalized to properties will be recorded using the unit of production method based on estimated proven reserves as determined by independent engineers.

Management has determined each property or project to be a cost centre.

The costs capitalized represent those costs incurred to date and do not necessarily reflect present or future values.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

Capital Assets

Capital assets are amortized on a declining balance basis at a rate of 20% per annum.

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of 3 months or less when purchased. As at July 31, 2002, there were no cash equivalents.

Income Taxes

Income taxes are accounted for using the assets and liability method pursuant to Section 3465, Income Taxes, of the Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

2. Significant Accounting Policies (continued)

Stock Based Compensation

No compensation expense is recognized when stock options are issued to employees, directors and consultants of the Company. Any consideration paid on the exercise of stock options or purchase of stock is credited to share capital.

3. Capital Assets

Capital assets comprise the following:

	Cost	Accumulated Amortization	Net Book Value 2002	Net Book Value 2001
Office equipment	$ 25,196	$ 20,359	$ 4,837	$ 6,261

4. Mineral Properties and Rights

The Company has acquired certain mineral properties and rights, the costs of which are as follows:

Property	Property Costs	Deferred Exploration Costs	Total at July 31, 2002	Total at July 31, 2001
Saskatchewan (Metals)				
CBS 8175 (North Athabasca)				
Deferred administration	$ -	$ 18,261	$ 18,261	$ 18,261
Property and exploration	6,295	482,964	489,259	489,259
Norite (Axis Lake) project	52,860	122,259	175,119	175,119
Marble Cove project	10,723	7,557	18,280	18,280
Pistol Lake project	4,153	124,748	128,901	186,687
Dickens Lake claims	176	-	176	90
Diane Lake claims	1,354	202,215	203,569	203,569
Stanley Mission claims	7,459	95,751	103,210	103,210
Saskatchewan kimberlite project	36,748	95,075	131,823	123,863
Property option recoveries	(24,000)	(84,780)	(108,780)	(76,279)
	95,768	1,064,050	1,159,818	1,242,059
Saskatchewan Diamond Projects				
Molanosa Arch project	21,838	711,393	733,231	988,285
Golden Peaks joint venture	779	124,215	124,994	142,009
Mountain Province joint venture	-	15,805	15,805	21,093
Property option recoveries	-	(280,112)	(280,112)	(377,709)
	22,617	571,301	593,918	773,678
Alberta (Uranium)				
Fidler Point	-	-	-	25,692
Ontario Diamond Projects				
Other Ontario properties	-	-	-	9,112
Property option recoveries	-	-	-	(4,370)
	-	-	-	4,742
Newfoundland Projects				
Lush claims	-	-	-	18,802
Lewis claims	-	-	-	11,000
Noront properties	-	-	-	12,500
Crocker claims	-	-	-	11,000
Wade claims	-	-	-	4,000
	-	-	-	57,302
	$ 118,385	$ 1,635,351	$ 1,753,736	$ 2,103,473

4. Mineral Properties and Rights (continued)

(a) CBS 8175

The Company and JNR Resources Inc., an affiliated company, each hold a 50% interest in CBS 8175. To July 31, 2002, the Company had expended a total of $6,295 on acquisition and $482,964 on exploration of the claims making up this project.

(b) Norite Project claims

The Company holds a 100% interest in the remaining four claims comprising this project. Pursuant to an agreement dated January 31, 1997, the Issuer granted to United Carina Resources Corp. ("Carina") an option to acquire a 50% interest in the remaining claims. The option may be exercised by Carina completing a $10,000 property payment to the Issuer (made), and $900,000 of exploration of the 4 claims.

To July 31, 2002, the Company had net acquisition costs of $52,860 and net deferred exploration costs of $122,259 relating to the remaining claims.

(c) Marble Cove Dolomite Project

The Company acquired by staking agreement a group of 3 dolomite/marble quarrying parcels, upon which the Saskatchewan government has granted quarry leases. To July 31, 2002, the Company has expended $18,280 in acquisition, research and testing of the property.

(d) Pistol Lake Project

The Company acquired by staking, during late 1994 and early 1995, 11 claims in the Pistol Lake area of northeastern Saskatchewan, which it examined for the presence of an economic copper-zinc deposit. Six of the claims have lapsed and the associated costs and cost recoveries were written off.

To July 31, 2002, the Company had expended $4,153 on staking and a total of $124,748 on exploration of the remaining claims.

Pursuant to an agreement dated February 26, 1997, the Issuer granted to Leader Mining International Inc. ("Leader") an option to acquire up to a 90% interest in the property. The option is exercisable, and Leader may earn an 80% working interest in the property by:

4. Mineral Properties and Rights (continued)

(i) issuing 10,000 common shares of Leader to the Issuer (received); and

(ii) completing $1,500,000 in exploration expenditures on the property, where $150,000 must be expended in the first year of the agreement;

Leader may then purchase a further 10% working interest in the property by payment of $10,000,000 to the Issuer. Thereafter, Leader's interest will be subject to a 2% net smelter return ("NSR") royalty, which may be reduced to a 1% NSR by payment to the Issuer of a further $2,000,000.

(e) Dickens Lake Claims

In August, 2000, the Company and United Carina Resources Corp. ("Carina") jointly staked mineral claims S-106625, S-106626 and S-106628 (the "Claims"), in the Dickens Lake area, Northern Mining District, Saskatchewan.

Pursuant to an agreement dated May 22, 2001, the Company and Carina granted an option to Masuparia Gold Corporation ("Masuparia") whereby Masuparia may acquire an interest of up to 70% in the Claims. Under the terms of the agreement, Masuparia may acquire a 51% interest in the Claims by:

(i) making a cash payment of $10,000 ($5,000 to each of the Company and Carina) by May 25, 2001 (paid); and

(ii) issuing 50,000 of its shares to each of the Company and Carina; and

(iii) making exploration expenditures on the Claims totalling $325,000 by not later than May 25, 2005, with a minimum of $25,000 expended in the first year and a minimum of $100,000 expended in each of the next three years.

After earning a 51% interest in the Claims, Masuparia may increase its working interest in the Claims to 70% by expending a further $500,000 on exploration of the Claims before May 25, 2008.

To July 31, 2002, the Company had expended a total of $176 on acquisition of the Claims.

4. Mineral Properties and Rights (continued)

(f) Diane Lake Claims

During 1998, the Company acquired this property by staking one mineral claim situated in the vicinity of Diane Lake, in northern Saskatchewan.

To July 31, 2002, the Company had expended $1,354 on acquisition costs and $202,215 on exploration of the claim.

(g) Stanley Mission Claims

During 1998, the Company acquired this property by staking five mineral claims in the vicinity of Stanley Mission, in northern Saskatchewan. To July 31, 2002, the Company had expended $7,459 on acquisition and $95,751 on exploration of the claims.

(h) Saskatchewan Kimberlite Project

During 2000, the Company and United Carina Resources Corp. ("Carina") acquired by staking 261 mineral claims in the Fort a la Corne area of north central Saskatchewan with the potential to host kimberlitic structures.

On March 23, 2001, the Company, Carina and Shane granted an Option to First Labrador Acquisitions Inc. ("First Labrador"), whereby First Labrador may earn an interest of 50% in claims S-134454 and S-134455 by expending $300,000 on exploration of these Claims.

On October 29, 2001, the Company, Carina and Shane granted an Option to Twin Oaks Management Inc. ("Twin Oaks"), whereby Twin Oaks may purchase a 30% carried interest, subject to a 1.5% (0.5% to the Company) operating royalty, in claims S-134454, S-134455 and S-135004, by making payments totalling $80,000 to the Company, Carina and Shane. To October 31, 2001, the Company has received $18,500.00, and its interest in the three claims is reduced to 15.835%.

Pursuant to an option agreement dated March 1, 2002, the Company and Carina have granted to Rampton Resource Corporation ("Rampton") the right to acquire a 60% interest in the 30-claim group known as the Diamond Lady Property. Rampton may acquire the interest by making property payments totalling $20,000 ($10,000 to the Company), issuing 100,000 of its common shares (50,000 to the Company) and expending an aggregate $200,000 on exploration of the property by February 29, 2004.

4. Mineral Properties and Rights (continued)

On April 2, 2002, the Company and Carina entered into a property option agreement with JNR Resources Inc. ("JNR") whereby JNR may acquire up to a 70% interest in 71 mineral claims comprising approximately 12,500 ha, situated in the Fort a la Corne area of Saskatchewan.

JNR may earn a 60% interest in the claims by issuing a total of 100,000 shares and expending an aggregate $200,000 on exploration within two years. A further 10% interest may be earned by the Company expending a further $300,000 on exploration in the third year. The Company, Carina and JNR are related by common directors.

Pursuant to an option agreement dated May 9, 2002, the Company and Carina have granted to Rampton Resource Corporation ("Rampton") the right to acquire a 60% interest in the 30-claim group known as the Smeaton Property. Rampton may acquire the interest by making property payments totalling $20,000 ($10,000 to the Company), issuing 100,000 of its common shares (50,000 to the Company) and expending an aggregate $200,000 on exploration of the property by February 29, 2004.

To July 31, 2002, the Company had incurred acquisition costs totalling $36,748 with respect to the Saskatchewan Kimberlite Project claims, and had made expenditures of $95,075 on exploration of the claims.

(i) Saskatchewan Diamond Projects

The Company acquired by staking, joint venture and option agreements, interests in a total of 373 claim blocks, located in north-central Saskatchewan in the Northern and Southern Mining Districts. To October 31, 2001, all but 19 of these claim blocks or the agreements associated with them were allowed to lapse.

Of the remaining 19 claim blocks, 18 are the subject of option and/or joint venture agreements, as follows:

(i) One remaining claim block is the subject of an option agreement dated February 17, 1993, between Wayne Schigol ("Schigol") and the Company, whereby Schigol has granted the Company the right to acquire a 70% interest in the claim. The interest may be acquired by the Company making payments and issuing its shares to Schigol as follows:

- a payment of $22,000.00 to Schigol (paid);

4. Mineral Properties and Rights (continued)

- issuance of 20,000 shares to Schigol (issued);

- within 30 days of the discovery and confirmation of one or more microdiamonds on the claim, the payment to Schigol of a further $250,000 and the issuance of a further 50,000 of the Company's shares.

Schigol may, by granting to the Company his 30% interest at any time prior to commencement of production, convert his interest to a 3% net profits royalty ("NPR") interest. The Company at its option after earning its interest may purchase from Schigol his 30% interest or his 3% NPR for $3,000,000, after which Schigol will retain a 1% NPR.

(ii) Five claim blocks remain the subject of an agreement dated January 13, 1993, as subsequently amended, whereby the Company granted to Farrell Financial Ltd. (which assigned to Canadian Entech Research Corp.) the right to earn a 50% interest in the claim blocks by expending on exploration and further claims staking total of $408,500 by June, 1993. Canadian Entech has earned the 50% interest, but has not contributed its full share of subsequent joint venture exploration costs and, as of the date hereof, its interest is reduced to 41.8%.

(iii) Three claim blocks remain the subject of an agreement dated March 8, 1993, as subsequently amended, whereby the Company granted to Mountain Province Mining Inc. the right to earn a 50% interest in the claim blocks by expending on exploration and further claims staking total of $280,000 by June, 1993. Mountain Province has earned the 50% interest, and has made its required subsequent joint venture exploration contributions.

(iv) Eight claim blocks remain the subject of a joint venture agreement dated September 23, 1993, between the Company and Golden Peaks Resources Ltd.. Under this agreement, both parties hold a 50% interest in the claim blocks, and are to contribute equally to exploration of the claim blocks.

(v) One claim block remains the subject of an agreement dated April 5, 1994, between the Company and JNR Resources Inc. (formerly June Resources Inc.), pursuant to which each now holds a 50% interest in the claim block. The Company and JNR Resources Inc. have common officers and three common directors.

4. Mineral Properties and Rights (continued)

To July 31, 2002, the Company had incurred acquisition costs totalling $644,148, of which $621,531 has been written off, and had incurred deferred exploration costs totalling $3,657,050, of which $2,805,637 has been written off. Of the above costs, $1,595,455 was recovered from joint venture partners, of which $1,315,343 has been written off against abandoned claims.

5. Share Capital

Authorized

The authorized share capital of the Company is 100,000,000 common shares without par value.

As of April 30, 2002, the Company's issued share capital was as follows:

	July, 2002			July, 2001		
	Number of Shares		Amount	Number of Shares		Amount
For cash	25,740,439	$	10,721,634	25,740,439	$	10,721,634
For debt settlement	486,524		121,631	486,524		121,631
For finder's fees	210,000		73,600	210,000		73,600
For property	1,236,667		633,350	1,236,667		633,350
	27,673,630	$	11,550,215	27,673,630	$	11,550,215

(a) During the first three quarters no shares of the Company were issued.

(b) As at July 31, 2002 the following directors' share purchase options were outstanding:

		Number of Shares Under Option	Exercise Price	Expiry Date
Directors	(1)	369,000	$0.21	March 6, 2003
	(1)	750,000	$0.15	November 13, 2003
		1,119,000		

(c) As at July 31, 2002, all 4,500,000 non-transferable share purchase warrants issued pursuant to private placement agreements had expired unexercised.

6. Related Party Transactions

(a) As at January 28, 2001, a total of $418,103 had been advanced on account of future exploration to a company of which the sole shareholder (now deceased) was a director and the president of Consolidated Pine Channel Gold Corp.

On January 28, 2001, the President of the Company died. As a result, the above-noted amount of $418,103 was written off as possibly uncollectible. The Company and United Carina Resources Corp. ("Carina"), a related company having similarly advanced $265,303, filed notice and conducted negotiations with his estate to recover the amount.

The Company and Carina have now entered into a Financial Claims Settlement Agreement dated for reference March 30, 2002, with Devex Exploration Inc. ("Devex"), D. W. Ventures Inc. ("DWV") and the Estate of Dale W. Hoffman, pursuant to which the Company and Carina agreed to accept in full settlement of the respective amounts claimed:

i) a cash payment from the Estate in the amount of $90,000; and

ii) ownership of 100% of the shares of Devex and DWV, complete with all assets of each company.

The assets of Devex and DWV are being liquidated in order that the Company and Carina can recover some or all of the respective amounts advanced by them. To July 31, 2002, the Company had recovered $182,538. Final settlement from the sale of the last of the physical assets of Devex has been made, and the Company anticipates receiving a further approximately $50,000 from the proceeds. As well, cash and certain securities of undetermined value held in brokerage accounts of Devex and DWV will be distributed to the Company and Carina in the near future.

(b) During the year to date, management fees of $22,500 were paid or accrued as payable to a company of which the sole shareholder is a director of Consolidated Pine Channel Gold Corp.

(c) During the year to date, payments totalling $24,145 were made to or accrued as payable to a company of which the sole shareholder is a director of Consolidated Pine Channel Gold Corp., for corporate services ($15,500), office rent ($4,507) and for recovery of disbursements ($4,138).

(d) During the year to date, the company paid a total of $8,000 on account of shared office salaries to JNR Resources Inc., a company related by common directors and officers.

7. Joint Venture Operations

During the year to date, the Company had joint ventures with Golden Peak Resources Ltd. and with Mountain Province Mining Inc. with respect to exploration on certain properties in Saskatchewan. The Company is to fund a one-half interest in each joint venture.

The Company's share of joint venture accounts is summarized as follows:

	Golden Peaks Resources Ltd.	Mountain Province Mining Inc.	Total 2002	Total 2001
Assets				
Cash	$ 6	$ (3)	$ 3	$ 3
Mineral properties and rights	124,994	15,806	140,800	163,103
Net assets	125,000	15,803	140,803	163,106
Operations				
	$ -	$ -	$ -	$ -

8. Subsequent Events

Subsequent to July 31, 2002, no events have occurred of significance to the Company.

9. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and amounts due to related parties. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. The Company is not exposed to significant risk, currency or credit risk arising from financial instruments.

10. Non-cash Financing Activities

During the year to date, there have been no non-cash financing activities.

BC Form 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: _____ **Schedule A**
X___ **Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER: CONSOLIDATED PINE CHANNEL GOLD CORP.

ISSUER'S ADDRESS: Ste. 921, 470 Granville Street
Vancouver, B.C., V6C 1V5

WEB SITE ADDRESS: www.pinechannel.com EMAIL: info@pinechannel.com

ISSUER TELEPHONE NUMBER: (306) 664-3828

CONTACT PERSON: T. A. (DREW) PARKER

CONTACT'S POSITION: SECRETARY

CONTACT'S TELEPHONE NUMBER: (604) 689-7422

FOR QUARTER ENDED: JULY 31, 2002

DATE OF REPORT: SEPTEMBER 26, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Richard G. Walker"	RICHARD G. WALKER	2002 / 09 /27
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"T. A. Parker"	T. ANDREW PARKER	2002 / 09 27
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

CONSOLIDATED PINE CHANNEL GOLD CORP.

SCHEDULE B

SUPPLEMENTARY INFORMATION

For the Third Quarter Ended July 31, 2002

1. **Current fiscal year-to-date:**

Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A:

SEE SCHEDULE OF DEFERRED EXPLORATION COSTS (Schedule "A")

2. **Aggregate amount of expenditures made year-to-date to parties not at arm's length from the issuer:**

Administration costs:

Management fees	$	22,500		
Corporate services		15,500		
Premises and shared office expenses		16,344	$	54,344

Refer to Note 6 of the financial statements incorporated in Schedule "A" and to item 2 of Schedule "C" for further details with respect to related party transactions during the quarter ended July 10, 2002.

3. **Summary of Securities Issued:**

(a) Summary of securities issued during the most recent quarter:

Date of Issue	Type of Security	Type of Issue	Number Issued	Total (Deemed) Proceeds	Consid-eration	Commission Paid
Nil						

(b) Options granted during the most recent quarter:

Granted to:	Date Granted	Number of Shares Optioned	Exercise Price	Expiry Date
Nil				

4. **Summary of Securities As at the End of the Reporting Period:**

(a) **Authorized capital::** 100,000,000 common shares without par value

(b) **Summary of shares issued and outstanding:**

Consideration	Number of Shares		Capital Amount
Cash	25,740,439	$	10,721,634
Other than cash	1,933,191		828,581
Totals - January 31, 2002	27,673,630	$	11,550,215

(c) **Summary of options, warrants and convertible securities outstanding:**

Type of Security	Number Outstanding	Exercise Price Per Share	Expiry Date
Options			
Director's stock option (1)	369,000	$0.21	March 6, 2003
Director's stock option (1)	750,000	$0.15	November 13, 2003
	1,119,000		
Warrants			
NIL			
Total warrants & options	1,119,000		

(d) **Shares held in escrow, or subject to pooling agreement:**

- Held in escrow: Nil

- Subject to pooling agreement: Nil

5. **Directors of the Issuer:**

Directors	Office Held
Richard G. Walker	President
T. Andrew Parker	Secretary
Richard T. Kusmirski	

ISSUER: CONSOLIDATED PINE CHANNEL GOLD CORP. (the "Company")

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year-To-Date and Third Quarter ended July 31, 2002

1. Description of Business

The principal business of the Company is the acquisition, exploration and development of mineral resource properties. Currently, the Company is primarily involved in the exploration and development of mineral properties in the Province of Saskatchewan.

2. Operations and Financial Condition

Operations

During the fiscal year to date, the Company's efforts have continued to be concentrated on the exploration of its joint venture mineral claims in the Fort a la Corne area of Saskatchewan, and on seeking exploration partners for those properties.

During the second quarter, the Company entered into one mineral property option agreement:

(a) Pursuant to an option agreement dated May 9, 2002, the Company and United Carina Resources Corp. ("Carina") have granted to Rampton Resource Corporation ("Rampton") the right to acquire a 60% interest in the 30-claim group known as the Smeaton Property. Rampton may acquire the interest by making property payments totalling $20,000 ($10,000 to the Company), issuing 100,000 of its common shares (50,000 to the Company) and expending an aggregate $200,000 on exploration of the property by February 29, 2004.

Administration costs for the year to date were significantly (36%) lower than for same period in the previous year, largely due to lower office-related costs and a one-time income tax assessment in the previous year. Disregarding that assessment, administrative costs have still been reduced by 16% The total costs were lower than for the same period in the previous year as well, mainly due to the lack of exploration activity in the current year to date.

Most significantly, during the third quarter the Company has recovered the first $182,538 (43.5%) of the $418,103 written off as uncollectible in prior periods, being funds advanced on account of future exploration to a company owned by a former (deceased) director and officer. For further details, refer to the section heading "Related Party Transactions", below.

Related Party Transactions

(a) During the year to date, management fees in the amount of $22,500 were paid or accrued as payable to a current director and the president of the Company.

(b) During the first quarter of the last fiscal year, and during the previous year, advances on account of future exploration costs were made to Devex Exploration Inc.. At the

first quarter end, the balance of such advances was $418,103 and, due to the death of the sole director, officer and shareholder of Devex Exploration Inc., the recoverability of the amount was uncertain and a provision has been made for the possibility of it becoming uncollectible. The Company has to date recovered $182,538 (43.5%) of that amount. Refer to Note 6 of the notes to the financial statements incorporated in Schedule "A" for greater detail on the recovery.

(c) During the year to date, charges for accounting and administrative management services of $15,500 and for shared rent and disbursements of $8,645 were paid or accrued as payable to Infineer Services Inc., an operational management company controlled by an officer and director of the Company;

(d) During the year to date, the Company paid or accrued as payable a total of $8,000 on account of shared office salaries to JNR Resources Inc., a company related by common directors and officers.

Shareholder Relations

During the year to date, the Company has not conducted any unusual investor relations programs, but has continued to conduct its normal shareholder relations activities. A generalized breakdown of those activities and their associated costs is contained in the table below.

Expenditure Category	Year-to-date Costs	3rd Quarter Costs
News release dissemination	$ -	$ -
Web site maintenance	1,225	350
Investor print media & article reprints	-	-
Total - Shareholder relations	1,225	350

3. **Subsequent Events**

Subsequent to July 31, 2002, no events have occurred of significance to the Company.

4. **Financings**

During the year to date, the Company has not negotiated any financings, nor have funds been raised by way of the exercise of options or private placement warrants.

5. **Liquidity and Solvency**

The Company had working capital of $39,167 as at July 31, 2002, which management feels to be adequate to meet its operating needs and financial obligations for the immediate future. Upon recovery of further of the funds referred to in items 2(b) and 3, above, the working capital deficiency will be eliminated, after which the Company intends to continue exploration programs on its Saskatchewan Kimberlite and other properties, and to acquire new properties of interest.

FILE NO. 82-2583

CONSOLIDATED PINE CHANNEL GOLD CORP.

CERTIFICATE of MAILING

I, Thomas Andrew Parker, HEREBY CERTIFY THAT:

1. I am a Director and an Officer of Consolidated Pine Channel Gold Corp. (the "Company");

2. With respect to the Company's Quarterly Report in Form 51-901F for the third fiscal quarter ended July 31st, 2002:

   (a) On the 30th day of September, 2002, documents were mailed to all Company shareholders named on a Supplementary Mailing List compiled by Pacific Corporate Trust Company, the Registrar and Transfer Agent for the Company, as follows:

      i) Form 51-901F - Quarterly Report, incorporated as part of Schedule A;

      ii) Schedule A to the Quarterly Report, being the interim comparative financial statements for the nine months ended July 31st, 2002

      iii) Form 51-901F - Quarterly Report, incorporated as part of Schedules B & C;

      iv) Schedule B to the Quarterly Report, containing Supplementary Information regarding the affairs of the Company;

      v) Schedule C to the Quarterly Report, containing Management Discussion of the affairs of the Company;

   (b) An electronically signed copy of each of the above-referenced documents is attached hereto;

   (c) A copy of each of the above-referenced documents was mailed to Ellis, Foster - Chartered Accountants, the Company's auditors, at the time of mailing same to the shareholders;

3. I was personally present during the actual preparation and mailing of the above-referenced material.

DATED at Vancouver, British Columbia, this 30th day of September, 2002.

"T. A. Parker"
THOMAS ANDREW PARKER

File No. 82-2583

BC Form 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: X Schedule A
Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER: CONSOLIDATED PINE CHANNEL GOLD CORP.

ISSUER'S ADDRESS: Ste. 921, 470 Granville Street
Vancouver, B.C., V6C 1V5

WEB SITE ADDRESS: www.pinechannel.com EMAIL: info@pinechannel.com

ISSUER TELEPHONE NUMBER: (306) 664-3828

CONTACT PERSON: T. A. (DREW) PARKER

CONTACT'S POSITION: SECRETARY

CONTACT'S TELEPHONE NUMBER: (604) 689-7422

FOR QUARTER ENDED: APRIL 30, 2002

DATE OF REPORT: JUNE 27, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"Richard G. Walker"	RICHARD G. WALKER	2002 / 06 /28
"T. A. Parker"	T. ANDREW PARKER	2002 / 06 /28

CONSOLIDATED PINE CHANNEL GOLD CORP.

Schedule "A"

Balance Sheet (Prepared without audit, by management)

April 30, 2002 and October 31, 2001

	April 30, 2002	October 31, 2001
ASSETS		
Current		
Cash and cash equivalents	$ 1,857	$ 6,751
Accounts receivable	1,599	5,693
Marketable securities	6,500	6,500
	9,956	18,944
Capital (note 4)	4,837	4,837
Mineral properties and rights (note 5)	1,751,290	1,755,690
	$ 1,766,083	$ 1,779,471
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 102,677	$ 76,731
Due to a director, non-interest bearing	20,000	5,000
	122,677	81,731
SHAREHOLDERS' EQUITY		
Share Capital (note 6)	11,550,215	11,550,215
Deficit	(9,906,809)	(9,852,475)
	1,643,406	1,697,740
	$ 1,766,083	$ 1,779,471

Approved by the Directors:

"R. G. Walker" Director

"T. A. Parker" Director

CONSOLIDATED PINE CHANNEL GOLD CORP.

Schedule "A"

Statement of Operations and Deficit (Prepared without audit, by management)
Six Months Ended April 30, 2002 and 2001 and Second Quarter 2002 and 2001

	Year-to-Date 2002	Year-to-Date 2001	Second Quarter 2002	Second Quarter 2001
Deferred exploration and development costs				
Refer to Schedule of Deferred Exploration Costs	$ 600	$ 54,152	$ 600	$ 5,097
Administrative costs				
Automobile	-	378	-	-
Bank charges	36	167	18	94
Corporate services	10,250	8,402	5,000	5,350
Filing and listing fees	2,117	4,527	2,117	3,027
General meeting costs	5,357	6,228	5,357	6,228
Management fees	15,000	12,865	7,500	5,000
Office expense	3,157	4,452	1,877	2,242
Premises expense	3,078	3,735	1,430	2,085
Printing	-	2,118	-	1,727
Professional fees	6,685	10,770	4,010	10,609
Shareholder relations	875	4,953	525	1,666
Telecommunications	484	2,132	232	1,375
Transfer agency costs	1,826	1,768	1,488	1,322
Travel	-	925	-	925
Wages and benefits (shared)	5,499	14,153	2,976	99
	54,364	77,573	32,530	41,749
Less interest income	(24)	(1,219)	(4)	(254)
	54,340	76,354	32,526	41,495
Total costs	54,940	130,506	33,126	46,592
Less deferred costs	(600)	(54,152)	(600)	(5,097)
Less cost recoveries	-	(11,065)	-	-
Operating loss for period	54,340	65,289	32,526	41,495
Recovery of mineral property costs abandoned	-	(60,000)	-	-
Write down of marketable securities	-	45,000	-	-
Provision for uncollectible advances to a related party (note 8)	-	20,067	-	-
Loss (gain) on disposal of securities	-	460	-	-
Loss- six months & second quarter	54,340	70,816	32,526	41,495
Deficit, beginning of period	9,852,469	9,332,205	9,874,283	9,361,526
Deficit, end of six months	$ 9,906,809	$ 9,403,021	$ 9,906,809	$ 9,403,021
Loss per share	$ 0.0020	$ 0.0026	$ 0.0012	$ 0.0015
Weighted average number of common shares outstanding	27,673,630	27,673,630	27,673,630	27,673,630

CONSOLIDATED PINE CHANNEL GOLD CORP.

Schedule "A"

Statement of Cash Flows (Prepared without audit, by management)

Six Months Ended April 30, 2002 and 2001 and Second Quarter 2002 and 2001

	Year-to-Date 2001	Year-to-Date 2001	Second Quarter 2001	Second Quarter 2001
Cash flows from (used for) operating activities				
Operations				
Loss for six months	$ (54,340)	$ (70,816)	(32,526)	(41,495)
Items not involving cash				
Recovery of mineral property costs abandoned	-	(60,000)	-	-
Write down of marketable securities	-	45,000	-	-
Loss on disposal of marketable securities	-	460	-	-
	(54,340)	(85,356)	(32,526)	(41,495)
Changes in non-cash working capital				
(Increase) decrease in accounts and advances receivable	4,100	56,615	(124)	12,517
Increase (decrease) in accounts payable and accrued liabilities	25,946	(7,428)	10,339	(9,536)
Increase (decrease) in due to a director	15,000	-	12,500	-
	(9,294)	(36,169)	(9,811)	(38,514)
Cash flows from financing activities				
Issue of share capital	-	-	-	-
Cash provided by (used for) investing activities				
Deferred exploration costs	(600)	(73,652)	(600)	(5,097)
Acquisition of mineral properties for cash	-	(10,180)	-	(222)
Proceeds from disposal of marketable securities	-	14,660	-	-
Recovery of mineral property acquisition costs	5,000	-	5,000	-
	4,400	(69,172)	4,400	(5,319)
Increase (decrease) in cash	(4,894)	(105,341)	(5,411)	(43,833)
Cash, beginning of period	6,751	110,128	7,268	48,620
Cash, end of six months	$ 1,857	$ 4,787	$ 1,857	$ 4,787

CONSOLIDATED PINE CHANNEL GOLD CORP.

Schedule of Deferred Exploration Costs

Six Months Ended April 30, 2002

Property/Project	Balance October 31, 2001	Prospecting Mapping and Sampling	Geophysical Surveys	Drilling	Geologists, Analyses & Report Preparation	Mob/Demob Travel, Camps & Accomm.	Overhead & Project Mgmt.	Total Costs For Period	Costs Recovered or Written-off	Balance April 30, 2002
Saskatchewan Diamond Projects	$ 571,299	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 571,299
North Athabasca Project (formerly CBS 8175)	501,225	-	-	-	-	-	-	-	-	501,225
Norite Project claims	112,259	-	-	-	-	-	-	-	-	112,259
Marble Cove Project	7,557	-	-	-	-	-	-	-	-	7,557
Pistol Lake Project	87,970	-	-	-	-	-	-	-	-	87,970
Diane Lake Property	202,215	-	-	-	-	-	-	-	-	202,215
Stanley Mission Property	95,751	-	-	-	-	-	-	-	-	95,751
Saskatchewan Kimberlite	53,075	-	600	-	-	-	-	600	-	53,675
Expenditures		$ -	$ 600	$ -	$ -	$ -	$ -			
TOTALS	$ 1,631,351							$ 600	$ -	$ 1,631,951

Schedule of Deferred Exploration Costs

Three Months Ended April 30, 2002

Property/Project	Balance January 31, 2002	Prospecting Mapping and Sampling	Geophysical Surveys	Drilling	Geologists, Analyses & Report Preparation	Mob/Demob Travel, Camps & Accomm.	Overhead & Project Mgmt.	Total Costs For Period	Costs Recovered or Written-off	Balance April 30, 2002
Saskatchewan Diamond Projects	$ 571,299	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 571,299
North Athabasca Project (formerly CBS 8175)	501,225	-	-	-	-	-	-	-	-	501,225
Norite Project claims	112,259	-	-	-	-	-	-	-	-	112,259
Marble Cove Project	7,557	-	-	-	-	-	-	-	-	7,557
Pistol Lake Project	87,970	-	-	-	-	-	-	-	-	87,970
Diane Lake Property	202,215	-	-	-	-	-	-	-	-	202,215
Stanley Mission Property	95,751	-	-	-	-	-	-	-	-	95,751
Saskatchewan Kimberlite	53,075	-	600	-	-	-	-	600	-	53,675
Expenditures		$ -	$ 600	$ -	$ -	$ -	$ -			
TOTALS	$ 1,631,351							$ 600	$ -	$ 1,631,951

1. Going Concern

These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than normal course of business and at amounts which may differ from those shown in the financial statements. The ability of the Company to continue as a going concern is dependent on its ability to recover certain receivables for which an allowance has been created, to obtain additional equity financing and achieve future profitable operations.

2. Nature of Operations

The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not determined whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production from the properties or proceeds from disposition.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, such ownership interests are in good standing.

3. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

Joint Venture Operations

These financial statements include the accounts of the Company's proportionate share of the assets, liabilities, revenues and expenses of two unincorporated joint ventures in which it participates (note 8).

3. Significant Accounting Policies (continued)

Marketable Securities

Marketable securities are valued at the lower of cost or market.

Mineral Properties and Rights

The company follows the accepted accounting practice of capitalizing acquisition, exploration and development costs applicable to properties held. If the properties become productive the costs will be amortized over the anticipated production of the property. If the property is abandoned, the applicable costs will be written off.

Depletion of costs capitalized to properties will be recorded using the unit of production method based on estimated proven reserves as determined by independent engineers.

Management has determined each property or project to be a cost centre.

The costs capitalized represent those costs incurred to date and do not necessarily reflect present or future values.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

Capital Assets

Capital assets are amortized on a declining balance basis at a rate of 20% per annum.

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of 3 months or less when purchased. As at April 30, 2002, there were no cash equivalents.

3. Significant Accounting Policies (continued)

Income Taxes

Income taxes are accounted for using the assets and liability method pursuant to Section 3465, Income Taxes, of the Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Stock Based Compensation

No compensation expense is recognized when stock options are issued to employees, directors and consultants of the Company. Any consideration paid on the exercise of stock options or purchase of stock is credited to share capital.

4. Capital Assets

Capital assets comprise the following:

	Cost	Accumulated Amortization	Net Book Value 2002	Net Book Value 2001
Office equipment	$ 25,196	$ 20,359	$ 4,838	$ 6,261

CONSOLIDATED PINE CHANNEL GOLD CORP.

Notes to Financial Statements
April 30, 2002 and 2001

5. Mineral Properties and Rights

The Company has acquired certain mineral properties and rights, the costs of which are as follows:

Property	Property Costs	Deferred Exploration Costs	Total at April 30, 2002	Total at April 30, 2001
Saskatchewan (Metals)				
CBS 8175 (North Athabasca)				
Deferred administration	$ -	$ 18,261	$ 18,261	$ 18,261
Property and exploration	6,295	482,964	489,259	489,259
Norite (Axis Lake) project	52,860	122,259	175,119	175,119
Marble Cove project	10,723	7,557	18,280	18,040
Pistol Lake project	4,153	124,748	128,901	186,687
Dickens Lake claims	90	-	90	-
Diane Lake claims	1,354	202,215	203,569	203,569
Stanley Mission claims	7,459	95,751	103,210	103,210
Saskatchewan kimberlite project	32,788	91,675	124,463	123,863
Property option recoveries	(19,000)	(84,780)	(103,780)	(71,279)
	96,722	1,060,650	1,157,372	1,246,729
Saskatchewan Diamond Projects				
Molanosa Arch project	21,838	711,393	733,231	988,285
Golden Peaks joint venture	779	124,215	124,994	142,009
Mountain Province joint venture	-	15,805	15,805	21,093
Property option recoveries	-	(280,112)	(280,112)	(377,709)
	22,617	571,301	593,918	773,678
Alberta (Uranium)				
Fidler Point	-	-	-	25,692
Ontario Diamond Projects				
Other Ontario properties	-	-	-	9,112
Property option recoveries	-	-	-	(4,370)
	-	-	-	4,742
Newfoundland Projects				
Lush claims	-	-	-	18,802
Lewis claims	-	-	-	11,000
Noront properties	-	-	-	12,500
Crocker claims	-	-	-	11,000
Wade claims	-	-	-	4,000
	-	-	-	57,302
	$ 119,339	$ 1,631,951	$ 1,751,290	$ 2,108,143

5. **Mineral Properties and Rights** (continued)

(a) CBS 8175

The Company and JNR Resources Inc., an affiliated company, each hold a 50% interest in CBS 8175. To April 30, 2002, the Company had expended a total of $6,295 on acquisition and $482,964 on exploration of the claims making up this project.

(b) Norite Project claims

The Company holds a 100% interest in the remaining four claims comprising this project. Pursuant to an agreement dated January 31, 1997, the Issuer granted to United Carina Resources Corp. ("Carina") an option to acquire a 50% interest in the remaining claims. The option may be exercised by Carina completing a $10,000 property payment to the Issuer (made), and $900,000 of exploration of the 4 claims.

To April 30, 2002, the Company had net acquisition costs of $52,860 and net deferred exploration costs of $122,259 relating to the remaining claims.

(c) Marble Cove Dolomite Project

The Company acquired by staking agreement a group of 3 dolomite/marble quarrying parcels, upon which the Saskatchewan government has granted quarry leases. To April 30, 2002, the Company has expended $18,280 in acquisition, research and testing of the property.

(d) Pistol Lake Project

The Company acquired by staking, during late 1994 and early 1995, 11 claims in the Pistol Lake area of northeastern Saskatchewan, which it examined for the presence of an economic copper-zinc deposit. Six of the claims have lapsed and the associated costs and cost recoveries were written off.

To April 30, 2002, the Company had expended $4,153 on staking and a total of $124,748 on exploration of the remaining claims.

Pursuant to an agreement dated February 26, 1997, the Issuer granted to Leader Mining International Inc. ("Leader") an option to acquire up to a 90% interest in the property. The option is exercisable, and Leader may earn an 80% working interest in the property by:

5. Mineral Properties and Rights (continued)

(i) issuing 10,000 common shares of Leader to the Issuer (received); and

(ii) completing $1,500,000 in exploration expenditures on the property, where $150,000 must be expended in the first year of the agreement;

Leader may then purchase a further 10% working interest in the property by payment of $10,000,000 to the Issuer. Thereafter, Leader's interest will be subject to a 2% net smelter return ("NSR") royalty, which may be reduced to a 1% NSR by payment to the Issuer of a further $2,000,000.

(e) Dickens Lake Claims

In August, 2000, the Company and United Carina Resources Corp. ("Carina") jointly staked mineral claims S-106625, S-106626 and S-106628 (the "Claims"), in the Dickens Lake area, Northern Mining District, Saskatchewan.

Pursuant to an agreement dated May 22, 2001, the Company and Carina granted an option to Masuparia Gold Corporation ("Masuparia") whereby Masuparia may acquire an interest of up to 70% in the Claims. Under the terms of the agreement, Masuparia may acquire a 51% interest in the Claims by:

(i) making a cash payment of $10,000 ($5,000 to each of the Company and Carina) by May 25, 2001 (paid); and

(ii) issuing 50,000 of its shares to each of the Company and Carina; and

(iii) making exploration expenditures on the Claims totalling $325,000 by not later than May 25, 2005, with a minimum of $25,000 expended in the first year and a minimum of $100,000 expended in each of the next three years.

After earning a 51% interest in the Claims, Masuparia may increase its working interest in the Claims to 70% by expending a further $500,000 on exploration of the Claims before May 25, 2008.

To April 30, 2002, the Company had expended a total of $90 on acquisition of the Claims.

5. Mineral Properties and Rights (continued)

(f) Diane Lake Claims

During 1998, the Company acquired this property by staking one mineral claim situated in the vicinity of Diane Lake, in northern Saskatchewan.

To April 30, 2002, the Company had expended $1,354 on acquisition costs and $202,215 on exploration of the claim.

(g) Stanley Mission Claims

During 1998, the Company acquired this property by staking five mineral claims in the vicinity of Stanley Mission, in northern Saskatchewan. To April 30, 2002, the Company had expended $7,459 on acquisition and $95,751 on exploration of the claims.

(h) Saskatchewan Kimberlite Project

During 2000, the Company and United Carina Resources Corp. ("Carina") acquired by staking 261 mineral claims in the Fort a la Corne area of north central Saskatchewan with the potential to host kimberlitic structures.

On March 23, 2001, the Company, Carina and Shane granted an Option to First Labrador Acquisitions Inc. ("First Labrador"), whereby First Labrador may earn an interest of 50% in claims S-134454 and S-134455 by expending $300,000 on exploration of these Claims.

On October 29, 2001, the Company, Carina and Shane granted an Option to Twin Oaks Management Inc. ("Twin Oaks"), whereby Twin Oaks may purchase a 30% carried interest, subject to a 1.5% (0.5% to the Company) operating royalty, in claims S-134454, S-134455 and S-135004, by making payments totalling $80,000 to the Company, Carina and Shane. To October 31, 2001, the Company has received $18,500.00, and its interest in the three claims is reduced to 15.835%.

Pursuant to an option agreement dated March 1, 2002, the Company and Carina have granted to Rampton Resource Corporation ("Rampton") the right to acquire a 60% interest in the 30-claim group known as the Diamond Lady Property. Rampton may acquire the interest by making property payments totalling $20,000 ($10,000 to the Company), issuing 100,000 of its common shares (50,000 to the Company) and expending an aggregate $200,000 on exploration of the property by February 29, 2004.

5. Mineral Properties and Rights (continued)

On April 2, 2002, the Company and Carina entered into a property option agreement with JNR Resources Inc. ("JNR") whereby JNR may acquire up to a 70% interest in 71 mineral claims comprising approximately 12,500 ha, situated in the Fort a la Corne area of Saskatchewan.

JNR may earn a 60% interest in the claims by issuing a total of 100,000 shares and expending an aggregate $200,000 on exploration within two years. A further 10% interest may be earned by the Company expending a further $300,000 on exploration in the third year. The Company, Carina and JNR are related by common directors.

To April 30, 2002, the Company had incurred acquisition costs totalling $32,788 with respect to these claims, and had made expenditures of $91,675 on exploration of the claims.

(i) Saskatchewan Diamond Projects

The Company acquired by staking, joint venture and option agreements, interests in a total of 373 claim blocks, located in north-central Saskatchewan in the Northern and Southern Mining Districts. To October 31, 2001, all but 19 of these claim blocks or the agreements associated with them were allowed to lapse.

Of the remaining 19 claim blocks, 18 are the subject of option and/or joint venture agreements, as follows:

(i) One remaining claim block is the subject of an option agreement dated February 17, 1993, between Wayne Schigol ("Schigol") and the Company, whereby Schigol has granted the Company the right to acquire a 70% interest in the claim. The interest may be acquired by the Company making payments and issuing its shares to Schigol as follows:

- a payment of $22,000.00 to Schigol (paid);
- issuance of 20,000 shares to Schigol (issued);
- within 30 days of the discovery and confirmation of one or more microdiamonds on the claim, the payment to Schigol of a further $250,000 and the issuance of a further 50,000 of the Company's shares.

5. Mineral Properties and Rights (continued)

Schigol may, by granting to the Company his 30% interest at any time prior to commencement of production, convert his interest to a 3% net profits royalty ("NPR") interest. The Company at its option after earning its interest may purchase from Schigol his 30% interest or his 3% NPR for $3,000,000, after which Schigol will retain a 1% NPR.

(ii) Five claim blocks remain the subject of an agreement dated January 13, 1993, as subsequently amended, whereby the Company granted to Farrell Financial Ltd. (which assigned to Canadian Entech Research Corp.) the right to earn a 50% interest in the claim blocks by expending on exploration and further claims staking total of $408,500 by June, 1993. Canadian Entech has earned the 50% interest, but has not contributed its full share of subsequent joint venture exploration costs and, as of the date hereof, its interest is reduced to 41.8%.

(iii) Three claim blocks remain the subject of an agreement dated March 8, 1993, as subsequently amended, whereby the Company granted to Mountain Province Mining Inc. the right to earn a 50% interest in the claim blocks by expending on exploration and further claims staking total of $280,000 by June, 1993. Mountain Province has earned the 50% interest, and has made its required subsequent joint venture exploration contributions.

(iv) Eight claim blocks remain the subject of a joint venture agreement dated September 23, 1993, between the Company and Golden Peaks Resources Ltd.. Under this agreement, both parties hold a 50% interest in the claim blocks, and are to contribute equally to exploration of the claim blocks.

(v) One claim block remains the subject of an agreement dated April 5, 1994, between the Company and JNR Resources Inc. (formerly June Resources Inc.), pursuant to which each now holds a 50% interest in the claim block. The Company and JNR Resources Inc. have common officers and three common directors.

To April 30, 2002, the Company had incurred acquisition costs totalling $644,148, of which $621,531 has been written off, and had incurred deferred exploration costs totalling $3,657,050, of which $2,805,637 has been written off. Of the above costs, $1,595,455 was recovered from joint venture partners, of which $1,315,343 has been written off against abandoned claims.

6. Share Capital

Authorized

The authorized share capital of the Company is 100,000,000 common shares without par value.

As of April 30, 2002, the Company's issued share capital was as follows:

	April, 2002			April, 2001		
	Number of Shares		Amount	Number of Shares		Amount
For cash	25,740,439	$	10,721,634	25,740,439	$	10,721,634
For debt settlement	486,524		121,631	486,524		121,631
For finder's fees	210,000		73,600	210,000		73,600
For property	1,236,667		633,350	1,236,667		633,350
	27,673,630	$	11,550,215	27,673,630	$	11,550,215

(a) During the first two quarters no shares of the Company were issued.

(b) As at April 30, 2002 the following directors' share purchase options were outstanding:

		Number of Shares Under Option	Exercise Price	Expiry Date
Directors	(1)	369,000	$0.21	March 6, 2003
	(1)	750,000	$0.15	November 13, 2003
		1,119,000		

(c) As at April 30, 2002, all 4,500,000 non-transferable share purchase warrants issued pursuant to private placement agreements had expired unexercised.

7. Related Party Transactions

(a) As at January 31, 2001, a total of $418,103 had been advanced on account of future exploration to a company of which the sole shareholder (now deceased) was a director and the president of Consolidated Pine Channel Gold Corp. As a result of the death of the director, that amount may become uncollectible. The Company has made a claim against his estate and, as at April 30, 2002, an agreement has been reached with his estate for the settlement of the claims in consideration of a cash payment and other assets. Although no funds have been recovered to date, it would appear that a substantial portion of the total advanced will ultimately be recovered upon liquidation of the other assets.

7. Related Party Transactions (continued)

These funds were raised through the sale of flow-through shares during the previous fiscal year, to be expended on qualifying exploration costs on the Company's mineral properties, which expenditures provide certain tax benefits to the shareholders who purchased the flow-through shares. To date, the funds have not been expended on the properties. Consequently, the flow-through benefits are not currently available to those shareholders who purchased the flow-through shares, and may not be in the future.

(b) During the year to date, management fees of $15,000 were paid or accrued as payable to a company of which the sole shareholder is a director of Consolidated Pine Channel Gold Corp.

(c) During the year to date, payments totalling $16,086 were made to or accrued as payable to a company of which the sole shareholder is a director of Consolidated Pine Channel Gold Corp., for corporate services ($10,250), office rent ($3,077) and for recovery of disbursements ($2,759).

(d) During the year to date, the company paid a total of $5,472 on account of shared office salaries to JNR Resources Inc., a company related by common directors and officers.

8. Joint Venture Operations

During the year to date, the Company had joint ventures with Golden Peak Resources Ltd. and with Mountain Province Mining Inc. with respect to exploration on certain properties in Saskatchewan. The Company is to fund a one-half interest in each joint venture.

The Company's share of joint venture accounts is summarized as follows:

	Golden Peaks Resources Ltd.	Mountain Province Mining Inc.	Total 2002	Total 2001
Assets				
Cash	$ 6	$ (3)	$ 3	$ 3
Mineral properties and rights	124,994	15,806	140,800	163,103
Net assets	125,000	15,803	140,803	163,106
Operations				
	$ -	$ -	$ -	$ -

9. Subsequent Events

Subsequent to April 30, 2002, the Company has received cash payments of $109,122 and other assets of indeterminate value from the estate of a former director and president of the Company, in settlement of a claim of $418,103 for advances on account of future exploration made to a company of which the former director was the sole shareholder. The Company intends to liquidate the non-cash assets received to recover as much of the total claimed as possible.

10. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and amounts due to related parties. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. The Company is not exposed to significant risk, currency or credit risk arising from financial instruments.

11. Non-cash Financing Activities

During the year to date, there have been no non-cash financing activities.

BC Form 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: _____ **Schedule A**
X___ **Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER CONSOLIDATED PINE CHANNEL GOLD CORP.

ISSUER'S ADDRESS Ste. 921, 470 Granville Street

Vancouver, B.C., V6C 1V5

WEB SITE ADDRESS: www.pinechannel.com EMAIL: info@pinechannel.com

ISSUER TELEPHONE NUMBER (306) 664-3828

CONTACT PERSON T. A. (DREW) PARKER

CONTACT'S POSITION SECRETARY

CONTACT'S TELEPHONE NUMBER (604) 689-7422

FOR QUARTER ENDED APRIL 30, 2002

DATE OF REPORT JUNE 27, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Richard G. Walker"	RICHARD G. WALKER	2002 / 06 /28
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"T. A. Parker"	T. ANDREW PARKER	2002 / 06 /28
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

CONSOLIDATED PINE CHANNEL GOLD CORP.

SCHEDULE B

SUPPLEMENTARY INFORMATION

For the Second Quarter Ended April 30, 2002

1. **Current fiscal year-to-date:**

Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A:

SEE SCHEDULE OF DEFERRED EXPLORATION COSTS (Schedule "A")

2. **Aggregate amount of expenditures made year-to-date to parties not at arm's length from the issuer:**

Administration costs:

Management fees	$ 15,000	
Corporate services	10,250	
Premises and shared office expenses	11,308	$ 36,558

Refer to Note 7 of the financial statements incorporated in Schedule "A" and to item 2 of Schedule "C" for further details with respect to related party transactions during the quarter ended April 30, 2002.

3. **Summary of Securities Issued:**

(a) **Summary of securities issued during the most recent quarter:**

Date of Issue	Type of Security	Type of Issue	Number Issued	Total (Deemed) Proceeds	Consid-eration	Commission Paid
Nil						

(b) **Options granted during the most recent quarter:**

Granted to:	Date Granted	Number of Shares Optioned	Exercise Price	Expiry Date
Nil				

4. **Summary of Securities As at the End of the Reporting Period:**

(a) **Authorized capital::** 100,000,000 common shares without par value

(b) **Summary of shares issued and outstanding:**

Consideration	Number of Shares		Capital Amount
Cash	25,740,439	$	10,721,634
Other than cash	1,933,191		828,581
Totals - January 31, 2002	27,673,630	$	11,550,215

(c) **Summary of options, warrants and convertible securities outstanding:**

Type of Security	Number Outstanding	Exercise Price Per Share	Expiry Date
Options			
Director's stock option (1)	369,000	$0.21	March 6, 2003
Director's stock option (1)	750,000	$0.15	November 13, 2003
	1,119,000		
Warrants			
NIL			
Total warrants & options	1,119,000		

(d) **Shares held in escrow, or subject to pooling agreement:**

- Held in escrow: Nil

- Subject to pooling agreement: Nil

5. **Directors of the Issuer:**

Directors	Office Held
Richard G. Walker	President
T. Andrew Parker	Secretary
Richard T. Kusmirski	

ISSUER: CONSOLIDATED PINE CHANNEL GOLD CORP. (the "Company")

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year-To-Date and Second Quarter ended April 30, 2002

1. **Description of Business**

The principal business of the Company is the acquisition, exploration and development of mineral resource properties. Currently, the Company is primarily involved in the exploration and development of mineral properties in the Province of Saskatchewan.

2. **Operations and Financial Condition**

Operations

During the fiscal year to date, the Company's efforts have continued to be concentrated on the exploration of its joint venture mineral claims in the Fort a la Corne area of Saskatchewan, and on seeking exploration partners for those properties.

During the second quarter, the Company entered into two mineral property option agreements:

(a) Pursuant to an option agreement dated March 1, 2002, the Company and Carina have granted to Rampton Resource Corporation ("Rampton") the right to acquire a 60% interest in the 30-claim group known as the Diamond Lady Property. Rampton may acquire the interest by making property payments totalling $20,000 ($10,000 to the Company), issuing 100,000 of its common shares (50,000 to the Company) and expending an aggregate $200,000 on exploration of the property by February 29, 2004.

(b) On April 2, 2002, the Company and Carina entered into a property option agreement with JNR Resources Inc. ("JNR") whereby JNR may acquire up to a 70% interest in 71 mineral claims comprising approximately 12,500 ha, situated in the Fort a la Corne area of Saskatchewan.

JNR may earn a 60% interest in the claims by issuing a total of 100,000 shares and expending an aggregate $200,000 on exploration within two years. A further 10% interest may be earned by the Company expending a further $300,000 on exploration in the third year. The Company, Carina and JNR are related by common directors.

Administration costs for the year to date were significantly (30%) lower than for same period in the previous year, largely due to lower office-related costs and professional fees. The total costs were lower than for the same period in the previous year as well, mainly due to the lack of exploration activity in the current year to date.

During the first quarter of last year, greater expenses were recorded due to a further provision

was made for advances totalling $20,067 made to a related party. For further details, refer to the section heading "Related Party Transactions", below.

Related Party Transactions

(a) During the year to date, management fees in the amount of $15,000 were paid or accrued as payable to a current director and the president of the Company.

(b) During the first quarter of the last fiscal year, and during the previous year, advances on account of future exploration costs were made to Devex Exploration Inc.. At the first quarter end, the balance of such advances was $418,103 and, due to the death of the sole director, officer and shareholder of Devex Exploration Inc., the recoverability of the amount was uncertain and a provision has been made for the possibility of it becoming uncollectible. The Company anticipates that a substantial portion of the amount will be recovered. Refer to Note 7 of the notes to the financial statements incorporated in Schedule "A" for greater detail on the recovery.

(c) During the year to date, charges for accounting and administrative management services of $10,250 and for shared rent and disbursements of $5,836 were paid or accrued as payable to Infineer Services Inc., an operational management company controlled by an officer and director of the Company;

(d) During the year to date, the Company paid or accrued as payable a total of $5,472 on account of shared office salaries to JNR Resources Inc., a company related by common directors and officers.

Shareholder Relations

During the year to date, the Company has not conducted any unusual investor relations programs, but has continued to conduct its normal shareholder relations activities. A generalized breakdown of those activities and their associated costs is contained in the table below.

Expenditure Category	Year-to-date Costs	2nd Quarter Costs
News release dissemination	$ -	$ -
Web site maintenance	875	525
Investor print media & article reprints	-	-
Total - Shareholder relations	875	525

3. Subsequent Events

Subsequent to April 30, 2002, the Company has received cash payments of $109,122 and other assets of indeterminate value from the estate of a former director and president of the Company, in settlement of a claim of $418,103 for advances on account of future exploration made to a company of which the former director was the sole shareholder. The Company intends to liquidate the non-cash assets received to recover as much of the total claimed as possible.

4. **Financings**

During the year to date, the Company has not negotiated any financings, nor have funds been raised by way of the exercise of options or private placement warrants.

5. **Liquidity and Solvency**

The Company had a working capital deficiency of $92,721 as at April 30, 2002, which management is addressing in order that the Company my meet its operating needs and financial obligations for the immediate future. Upon recovery of some or all of the funds referred to in items 2(b) and 3, above, the working capital deficiency will be eliminated, after which the Company intends to continue exploration programs on its Saskatchewan Kimberlite and other properties, and to acquire new properties of interest. As an interim measure, the Company is actively seeking to find purchasers or optionees for interests in certain of its mineral properties, in order to generate sufficient liquidity to ensure its uninterrupted operation.

FILE NO. 82-2583

CONSOLIDATED PINE CHANNEL GOLD CORP.

CERTIFICATE of MAILING

I, Thomas Andrew Parker, HEREBY CERTIFY THAT:

1. I am a Director and an Officer of Consolidated Pine Channel Gold Corp. (the "Company");

2. With respect to the Company's Quarterly Report in Form 51-901F for the second fiscal quarter ended April 30th, 2002:

   (a) On the 28th day of June, 2002, documents were mailed to all Company shareholders named on a Supplementary Mailing List compiled by Pacific Corporate Trust Company, the Registrar and Transfer Agent for the Company, as follows:

      i) Form 51-901F - Quarterly Report, incorporated as part of Schedule A;

      ii) Schedule A to the Quarterly Report, being the interim comparative financial statements for the six months ended April 30th, 2002

      iii) Form 51-901F - Quarterly Report, incorporated as part of Schedules B & C;

      iv) Schedule B to the Quarterly Report, containing Supplementary Information regarding the affairs of the Company;

      v) Schedule C to the Quarterly Report, containing Management Discussion of the affairs of the Company;

   (b) An electronically signed copy of each of the above-referenced documents is attached hereto;

   (c) A copy of each of the above-referenced documents was mailed to Ellis, Foster - Chartered Accountants, the Company's auditors, at the time of mailing same to the shareholders;

3. I was personally present during the actual preparation and mailing of the above-referenced material.

DATED at Vancouver, British Columbia, this 28th day of June, 2002.

"T. A. Parker"
THOMAS ANDREW PARKER